Transcript E.ON Investor Conference Call
February 3, 2007

Speaker key

L Louisa
KB Kiran Bhojani
WB Wulf Bernotat
MS Marcus Schenck
LS Lueder Schumacher
VG Vincent Gilles
MY Martin Young
MW Marc Watson
DM Daniel Martin
CR Chris Rogers
TM Tanya Markov
DW Deborah Wilkens
KM Karin Brinkmann
CS Catharina Saponar
JD Jose De La Rosa
LA Luis Amusategui
IB Ingo Becker
AT Andreas Thielen
CC Christopher Kuplent
AF Adrian Fourcade
RK Raphael Kain
PD Pierre Di Maria
RV Roland Vetter
RF Raimundo Fernández Cuesta
IK Indira Kaliaskarova

L Good afternoon, ladies and gentlemen, and welcome to the E.ON conference call. On January 26th 2007, E.ON AG, E.ON, through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a Tender Offer Statement on schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa SA, Endesa, with the US Securities and Exchange Commission, SEC. Endesa investors and security holders are urged to read the US Tender Offer Statement as updated and amended because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON, regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorised in Spain by the Spanish Commission Nationale De Mercado De Valores, the CNMV. Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish stock exchanges, Santander Investment Bolsa, SVSA, Santander Investment SA, Corridors de Volsa and elsewhere. The Spanish prospectus is also available on the website of the CNMV www.cnmv.es, E.ON www.eon.com, and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the US tender offer statement, and other documents filed by E.ON with the SEC, on the SEC website at www.sec.gov. The US tender offer statement and the other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, telephone 0211 4579453.
This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results financial situation, development or performance of E.ON and Endesa the estimates given here. These factors include: the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON group, or to realise synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt stock exchange and with the SEC, including E.ON’s annual report on form 20-F, and in Endesa’s public report filed with the CNMV and with the SEC, including Endesa’s annual report on form 20-F. E.ON assumes no liability whatsoever to update these forward-looking statements, or to confirm them for future events or developments.
E.ON currently prepares its consolidated financial statement in accordance with generally accepted accounting principles in the United States, US GAAP that will adopt international financial reporting standards, IFRS as its primary set of accounting principles in 2007. The financial data reflected in this presentation related to E.ON’s 2007 to 2009 investment plan, has been prepared in accordance with IFRS. This presentation may contain references to certain financial measures, including forward-looking measures that are not calculated in accordance with either IFRS or US GAAP, and are therefore considered non-GAAP financial measures within the meaning of the US federal security laws. E.ON presents a reconciliation of the non-GAAP financial measures to the most comparable US GAAP measure or target, either in this presentation, or in its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction, but not in lieu of, are the measures that are computed in accordance with IFRS or US GAAP [unclear] understanding of E.ON’s results or operations. A number of these non-GAAP financial measures are also commonly used by security analysts, credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON, and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income. Cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or US GAAP, the non-GAAP financial used by E.ON measures may differ from, and not be compared to similar types of measures used by other companies. I would now like to hand over to Kiran Bhojani. Please begin your meeting, and I’ll be standing by.

KB Thank you, Louisa. Good afternoon, ladies and gentlemen. We at E.ON sincerely appreciate for your understanding and support, for joining us in the conference call on a Saturday. On the conference call we have Wulf Bernotat, our CEO, and Marcus Schenck, our new CFO. For your convenience charts for our offer for Endesa have been sent to you early this morning and are also available on the Internet. And finally, before I hand it over to Wulf Bernotat, I would like to point out that there will be an intensive road show, a compact road show starting 14th February with two teams, one headed by Mr. Bernotat and the other by Mr. Marcus Schenck, covering all major cities in Europe and North America. With these remarks I’m handing over to Wulf Bernotat.

WB Thanks, Kiran. Good afternoon, I should also say good morning, to those in the US. Ladies and gentlemen, I thank you for joining us on a Saturday; we are in Madrid at the moment. It has now been more than 13 months since we first approached Endesa, and more than 11 months since we launched our initial offer. I’m extremely happy today that we have now entered the final stage of the offer process. As you know, Gas Natural announced its withdrawal from the bid process on Thursday evening, leaving E.ON as the sole bidder for Endesa. We filed our last and final offer yesterday with the CNMV. It amounts to €38.75 per share, all in cash, and open to all Endesa shareholders. Our offer remains subject to the two conditions that we had set initially. Namely that we obtain at least 50.01% of investors capital, and second that Endesa shareholders agree to waive a number of restrictions in its articles of association, especially the 10% limit on voting rights. Acceptance period formally opened on January 26th; it is now up to the CNMV to formally approve our final offer within the next days. Shortly after the approval of the CNMV, we expect that Endesa will call for an extraordinary shareholder meeting to decide on a second condition. Due to the minimum notice period of 30 days, we can expect the shareholder meeting to take place in the second half of March. The acceptance period should close soon thereafter. The Board of Directors of Endesa will also give its opinion on our final offer in the coming days. In its opinion on our initial offer it already viewed positively the fact that our offer is all in cash, and that we intend to maintain Endesa’s industrial [?] project, its investment plan and its staff. At €38.75 per share, our offer price represents compelling value for the shareholders of Endesa. It puts Endesa’s equity value at €41billion, and its enterprise value at about €69 billion. Our offer is 109% higher than Endesa’s undisturbed share price prior to the announcement of Gas Naturale’s initial offer in September 2005. Over the same period European utility sector has gained only 49%. Furthermore, our offer stands at a premium of approximately 28% stand-alone, fair value estimates recently published by brokers. We are thus convinced that our offer represents a unique opportunity for Endesa shareholders. In addition, the combination of Endesa and E.ON will benefit Endesa’s employees and customers. We have said time and again that we want to keep investors’ integrity. We fully support Endesa’s development path, as it closely aligns with E.ON’s own strategy. We are fully committed to the investments already planned by Endesa for the 2007 to 2009 period. As part of E.ON, Endesa will take the lead of the new market unit further in Europe and Latin America, with headquarters in Madrid. Anyone who is familiar with the way E.ON operates knows that each market unit keeps wide-ranging, decision-making responsibilities; even as part of E.ON, Endesa will thus keep its identity and its integrity. We do not regard the integration of Endesa within the E.ON family as a one-way street. Our philosophy is all about making the best use of all the talent we have across the group. We plan, for example, to build Endesa’s centre of excellence in distribution, based in Barcelona, into a global centre of excellence for the entire E.ON group. Endesa’s employees will thus have plenty of opportunities to deploy their skills and talents, whether in Spain, in Latin America or in Italy, or elsewhere in the wider E.ON group. For customers the transaction creates a business with the scale and resources to carry out the necessary investments to renew and develop Europe’s energy infrastructure. It also creates a group with the capacity to leverage its global customer base in negotiations with primary energy producers. If anything, the transaction will enhance investors’ competitive position in the Spanish market, and help it to contribute positively to Spanish security of supply. Let me now address the implications of our bid for E.ON. I have had many opportunities in the past few months to highlight the strategic rationale of this transaction. First, our conviction is that the EU vision of a single, integrated Pan-European energy market will progressively become reality. E.ON and Endesa together will have an unrivalled platform to benefit from the future integration of the European electricity and gas markets. Second, Endesa’s presence in fast-growing markets optimally complements E.ON’s high quality asset portfolio. And third, both Endesa and E.ON share a philosophy of creating leading integrated power and gas businesses, with the ability to invest for the long-term to create value for all stakeholders. Ladies and gentlemen, let me now explain why we have decided to improve our offer to €38.75 per share. First, Endesa posted last week a very healthy set of results for 2006, with every [inaudible] growing by 19% year on year, and ordinary net income by 39%. Moreover, Endesa’s management once again raised the earnings target for the next three years. Secondly, over the last few months we have seen Endesa’s business environment improving. In Spain the regulatory framework is now clearly moving towards market-oriented pricing. In Latin America earnings performance benefited from strong organic growth and from continued efficiency improvement and we expect these developments to continue. In Chile, and this is the most important market in the region, so its credit rating upgraded. Thirdly, in early November the Spanish Ministry of Industry substantially modified the conditions imposed on us by the CNE, as a result any uncertainties regarding asset disposals have been removed. This has allowed us to carry out a more detailed quantification of the synergies that we expect the combination of E.ON and Endesa to generate. By 2010 we plan to achieve approximately €600 million of synergies per year. Best practice transfers, which contribute for €235 million in Spain, and for €90 million in Latin America. Procurement synergies would account for €220 million, while combining organisations in overlapping markets, like in Italy, would save €55 million. We still have to assess the potential for best practice transfers for Endesa to E.ON. And finally, we have markedly sharpened our understanding of Endesa, of the different markets where it operates, and of the potential benefits of the transaction. We have gained more confidence in Endesa’s ability to deliver on its targets and its longer term prospects. We have thus become more comfortable with our business projections and with our fundamental valuation of Endesa. Altogether we came to the conclusion that we had to revise our initial offer. The acquisition of Endesa fulfils all our financial criteria. It will be earnings-enhancing after the first full year of acquisition and will deliver returns above its cost of capital within three years. Moreover, the transaction will bring new growth potential to the group and help organise its capital structure, and lower its cost of capital. All in all, we are convinced that this transforming acquisition will create value for E.ON shareholders. I would now like to conclude with a few remarks regarding the financing of our offer. Depending on the acceptance level, the financing requirements will be up to €41 billion. Whatever the exact outcome, we remain fully committed to maintaining a single A-flat rating. We have already secured the short-term financing of our offer through syndicated loan and guarantee facilities. The refinancing of the transaction will be based on the following three components. First, we will increase our leverage within the limits of our rating commitment. Second, we might make selected asset disposals consistent with our strategic and financial objectives. And finally, if necessary we will consider to issue equity linked instruments, or equity for up to 10%

of our share capital. Last but not least, we reconfirm our dividend policy for the combined group. To conclude by any standards the proposed acquisition of Endesa represents a once in a lifetime opportunity for E.ON. The combined group will undoubtedly become the leader of the European and global power and gas industry. We are fully convinced that the transaction will prove positive for Endesa’s shareholders, employees and customers; and that it will create value for Eon shareholders. And I am personally committed to deliver on that. Ladies and gentlemen, thank you for your attention. Marcus Schenck and I are now ready to answer your questions.

KB Louisa, we can start with the questions but if you can restrict yourself to two questions per party, we will appreciate it because we have a number of parties on the line. We can go on with the questions, Louisa.

L Thank you. Ladies and gentlemen, if you would like to register a question, please press number one on your telephone keypad. To withdraw that request, please press the hash or the pound key. Once again, ladies and gentlemen, if you would like to register a question, please press number one on your telephone keypad; or to withdraw that request please press the hash or the pound key. Our first question comes from the line of Leuder Schumacher. Please go ahead with your question, announcing your company name.

LS Good afternoon, Lueder Schumacher. Two questions, the first one is, from the synergy you have identified, more than half of that comes from best practice transfers. How does this compare to synergies from best practice in the past, for example from the Power Gen acquisition and can you perhaps also give us examples of how you arrived at this number? What are the [figure] components of that [increase the efficiency]? That would be my first question. The second question is quite straightforward. On the earnings enhancement you believe the deal will create in year one, can you give us an idea of what number you have in mind?

WB You know that we are a bit reluctant on the second part, or the second question, in terms of giving precise figures, but we can confirm what we said before, it will be earnings enhancing in the first year. As far as synergies are concerned, Marcus, you can answer.

MS On the best practice, what we have done here, is we have compared data that we see from the outside on the Endesa business, on our own business; looking at all the elements of the value chain. We looked at the generation site; we looked at the distribution efficiency, as well as retail. We’ve basically done benchmarking here as we have done in the past, in the context of other acquisitions. We also did some peer group comparisons, because for certain of the businesses there are also other outside benchmarks available. And the consequence of this analysis is distilled in this one figure. I appreciate you would like to have more detail there, but at this stage it’s more prudent for us to explain what we did from a methodological point of view, without going into the specific details as to how much we see on the generation, the distribution and the retail side. Sorry for not being prepared to provide more detail there.

LS Perhaps you can give us some idea of the [synergies] back from past acquisitions?

WB What we have seen as a general comment is that in terms of availability of the generation fleet there is a lot one can improve and the leverage that provides is quite substantial. Marcus has just one comment on the amount in relation to the combined EBITDA.

MS I’m sure you’ve seen this in the chart we provided, we clearly want to highlight this. If you put the synergy number we are quoting in the context of the combined groups’ EBITDA, we’re looking in total at a number of 3% in terms of improvement. We really view this more as a minimum that has to be delivered in the context of the combination and we wanted to come out here with a rather conservative approach.

L Our next question comes from the line of Vincent Gilles. Please go ahead, announcing your company name.

VG Good afternoon, everyone, [UBS], I’ve got two questions. The first one, I’m not entirely sure I follow what you are saying on potential disposals, keeping your single A-rating by using cash only, or do you need disposals? I was trying to calculate myself, and it’s going to be very, very… at the margin; so I’d like to hear what kind of discussions you had with the credit rating agencies. My second question is on the valuation itself. It’s very kind that you say brokers are serious people, and you use them in your presentation. I’m very flattered, I must say, but about 18 months ago said Endesa was worth 19, and now you offer twice the price that everybody agreed on about two years ago. What has really changed in the last four months for you? You gave us a series of reasons, but can you explain in more detail how you can have started at 27 before dividend, you are now at 38?

WB Let’s start with the second one. We’ve said in this conference call sometime ago when we improved our offer to €35 that we had a range in our valuation, right from the outset. And the initial price we offered was at the lower end of this range and now we are moving to the upper end of this range and there are some aspects which have to be taken into account. If we compare the current offer with the share price of around 18, I think it was, before Gas Naturale made their offer. If you compare the development here with the whole sector, you will see that the whole sector moved up by 49% as we have said, and that already indicates that the valuation, generally speaking for the sector has gone up, has improved, but also Endesa has delivered. They’ve delivered against their plan, they have twice upped their forecast for the last year and also their projections for the coming year and that has allowed us to take that into account. And as we have said in the previous answer, we have taken the time which was provided to us by the process, and it took longer than we thought, as you know, to have an assessment of likely synergies and efficiency improvements. That’s what we have just said the 600 million to be achieved by 2010, I would personally consider, as Marcus said, a more conservative figure, which we are permitted to deliver. And if you add it all together then you can see that the share price which we offered yesterday is well within the limits of our financial criteria, as we said. As far as disposals are concerned, I think Marcus should.

MS There were a couple of things I believe you were asking. A, have we spoken and are we in contact with the rating agencies? Yes, of course we are. There’s very close contact and we appreciate the good dialogue we’re having. Clearly there is a certain maximum amount of leverage we can put on the combined balance sheet; to what extent that will be sufficient or not will depend on the final take-up in the tender period. And it goes without saying in case 100% of the shareholders tender, then we will not be in a position to finance everything with just taking on board additional debt. But what we want to make clear here is that to the extent possible we will use our balance sheet i.e. lever it up, and if there is more required i.e. more of the Endesa shareholders offering their shares; then we will first look at additional disposals, then secondly, if need be, also at equity measures in the way that we have explained.

VG Just to confirm then, one number, Dr Bernotat you said the [inaudible].

WB That’s correct.

L Thank you. Our next question comes from the line of Martin Young. Please go ahead with your question, announcing your company name.

MY Good afternoon, to all, it’s Martin Young from [Lehman]. The first is to probe this issue of financing a bit more. Clearly it’s kind of a mathematical exercise from here on in now, depending on the level acceptances in the tender offer. At what level do you expect that you would have to seek recourse to disposals? And secondly, at what level do you then expect that you would then have to seek recourse to forms of equity financing? And my second question relates to the two other largest shareholders in Endesa, Acciona and Caja Madrid. To what extent have you now had conversations with those guys, and what’s your feeling for the way that they will respond to your raised and final offer? Thank you.

WB I’ll start with the second one. We had in the past we had contact with both Acciona and Cacha Madrid, but I must tell you that we have no clear confirmation what they are going to do. There are public statements in place from Acciona which were repeated recently, that they are seeking control of the company. And if they cannot obtain any form of control they will tender their shares. So it very much now depends on the outcome of the tender process and the result of it, whether they will tender or not. And as far as Caja Madrid is concerned, they’ve also kept their cards close to their chest as far as their decision on tendering or not is concerned. But they have made public statements to the effect that they were saying they will vote in favour of limiting the voting rights restrictions. As you can imagine, that is a very significant and important statement because that’s the first step in the process that we have to remove those limitations in the upcoming shareholder meeting. And if we have a clear majority on that score, we can assume that the shareholders will also tender their shares later on; and therefore this decision by Caja Madrid is an important one.

MS I know you’d love to hear a very specific percentage number. I’ll give you a number but first let me clearly state that, obviously, once we know what the final outcome is, we will discuss this very closely with the rating agencies and together with them effectively determine what an appropriate level is. To not completely shy away from giving you an answer, we see the additional leverage that one can potentially put here on our balance sheet somewhere, and again to be refined together with the rating agencies at a level that would allow us to basically do everything with additional debt as long as acceptance levels are in [the 60% to 70% range].

L Thank you. Our next question comes from the line of Marc Watson. Please go ahead with your question, announcing your company name.

MW Good afternoon, I’m Marc Watson, from the credit research side. Just picking up on the commitment to rating, I heard that very clearly. Is that also applicable to the Endesa rating, because obviously Endesa has quite a lot of debt out there? And then a question for Marcus, in the future is debt issuance likely to be at the E.ON level or would you also consider debt being issued out of other subsidiaries including Endesa? Thank you.

MS The rating commitment we give out is obviously for the E.ON group. Initially, clearly when it comes to the refinancing this is something that will primarily also happen at the level of the E.ON group. To what extent there might in the future be ways to optimise the financing structure; also taking into account tax considerations and so on we will have to either work through that in more detail, also together with the Endesa management when going forward. But again, initially the bulk will be done at the E.ON group level.

L Thank you. Our next question comes from the line of Daniel Martin. Please go ahead with your question, announcing your company name.

DM Hello, Daniel Martin, from Citigroup. Going back to the balance sheet issue, can you give us any insight into the ratios that are consistent with a flat, single A-rating? I know previously you published numbers of things like EBITDA and [inaudible], and so on. Secondly, this may seem like quite an optimistic question to you but at what level do you have the option of squeezing out the minorities and would you plan to exercise that option?

WB The second question is easy to answer because there is no squeeze-out mechanism existing in Spain, so there is no level one has to obtain in order to do so, so that is not foreseen in the Spanish law, unfortunately.

MS I am reluctant to give out balance sheet or other type of ratios at this stage. Once we know what the final outcome is, we will discuss that with the rating agencies and then come out with a very clear and specific game plan that will also explain what the numbers are people should look out for. But again this is something we need to discuss, and will, and want to discuss with the rating agencies.

L The next question comes from the line of Chris Rogers. Please go ahead with your question, announcing your company name.

CR Chris Rogers, from JP Morgan. Firstly, when you talk about the deal exceeding your cost of capital, are you talking about the cost of capital before the deal, or the cost of capital after the deal? And perhaps if you could give us an indication of what this deal does, because I think mechanistically it probably takes about three quarters of 1% off your cost of capital. Secondly, you say the deal is earnings enhancing in the first full year after acquisition. Does that mean it’s diluted in 2007, and accretive in 2008? Thank you.

MS The deal is already accretive in this year.

CR Sorry, in 2007?

MS In 2007, okay, that is the first point. Second point, when we say it meets our cost of capital then we apply the current cost of capital of E.ON, i.e. not the combined group post-acquisition.

CR So that’s [9% pre-taxed]?

MS Yes, pre-taxed, so I think that’s important and then you were alluding to what is the impact on our cost of capital. Obviously there is multiple ways of doing the maths there, you’re mentioning a number. I think you said 75 basis points is what I hear, honestly speaking, that sounds a bit high to me. We see the impact lower than that, but again there are multiple ways of doing this. We would see this more in a 30 basis point range, plus minus something.

CR That’s fantastic, thanks very much.

L Our next question comes from the line of Tanya Markov. Please go ahead with your question, announcing your company name.

TM It’s Tanya from Morgan Stanley. I just have a follow-up question on the work. So, you say 9% pre-tax that you want to meet and as from which year on do you think you will need that number?

WB Marcus.

MS It’s 8.9 and it’s in the year 2009.

TM Okay. Thank you.

WB Thank you, Tanya. Okay. Next one, please, Louisa.

L Thank you. Our next question comes from the line of [Emma Skars]. Please go ahead with your question announcing your company name.

DW Yes, hi, it’s Deborah Wilkens from [inaudible].

WB Hi, Debra.

MS Debra, hi.

KB Hi, Debra.

DW Two, two questions for you. One is when you raise the issue of potential asset disposals would you consider the selling down of the Gazprom stake as one of the first things that you would look at in that disposal process? First question. And the second question, of the 600 million of synergies you’re targeting, about how much of that is actually related to personnel reductions?

WB Let, let me start with the, with the asset disposal. You will appreciate that it is early days to be specific on this but I can tell you, and we have discussed it also with the rating agency, we have a concrete list of potential assets we might want to dispose of if that is needed to put the whole financing together and I ask for your understanding that at this stage I’m, I’m not prepared to speak about concrete positions we have or assets because we will only touch them and will only communicate them if that is needed and we don’t want to create irritation in the market if we announce such issues too prematurely. So, therefore I ask for your patience. You will hear it as soon as it’s required and we will let the market know. Redundancies - we have not planned anything in addition to what Endesa has planned. That is our position, which we communicated one year ago and that will not change. We don’t see specific redundancies and therefore positive effects in terms of synergies coming from that effect and therefore we have not included any position in [inaudible].

DW Thank you.

L Hello, Mr. Bhojani? Can you still hear the conference? Hello, Mr. Bhojani?

KB Oh, hi, I’m back.

L You are. Had you concluded the previous question?

WB Sorry. We were cut off apparently. We were not sure…

KB We were cut off. But it’s okay now.

WB…if we were still in, in the conference call or not. I, I think I was just talking about the question whether there are any staff redundancies included in those synergy figures and the answer was, no, they are not. So, we were not planning to do any specific staff reductions as a consequence of the take-over.

L Okay. Emma Skars, does that conclude your question?

KB Thank you, Louisa.

DW Yes, thanks very much.

L Thank you. Our next question comes from the line of Karin Brinkmann. Please go ahead with your question announcing your company name.

KB Hello, Karen.

KM Good afternoon, everybody. It’s Karin Brinkmann from HVB in Munich.

WB Hello.

KM Coming back… Sorry for coming back on the disposals. The list of disposals, does it only include E.ON assets or does it include Endesa assets as, as well? The second question will be on your subsidiary in Italy. Do you think, are thinking about connecting your subsidiary in Italy with Endesa and will it be then let by Endesa or will it stay with [inaudible]? Thank you.

WB I mean, the first one is pretty simple. We, we think about disposing E.ON assets and not Endesa assets. We’ve said at the press conference today that we will maintain Endesa’s integrity. We are not planning to sell assets there. So, the asset disposal, if and when needed, would come out of the E.ON portfolio and as far as Italy is concerned, yes, we will combine our existing operations with those of Endesa in Italy and that will also generate some of the synergies we have mentioned.

KB Karen?

KM Yes. The second question, the combination will it be let by E.ON or will it be let by Endesa?

WB Well, that obviously has to be a combined effort.

KM [laughs]

WB If we bring assets together from two different organisations, E.ON or Tueser, in that case, in Italy, and Endesa, you can imagine that that will be done in a joint project, obviously, that ultimately, I hope, will help you to have a slightly better outlook for our share price because I was very surprised to see your very, very low figures.

KM [laughs]

WB I will say I was really amazed.

KM Okay.

KB Anyway, thank you, Karen.

KM Thanks.

KB Next question, please, Louisa.

L Thank you. Our next question comes from the line of Catharina Saponar. Please go ahead with your question announcing your company name.

KB Hello, Catharina.

CS Hello, everybody. Yes, this is Catharina Saponar from Nomura. I’d like to first come back to the refinement of the valuation models and I was wondering if you could give us some details whether your upgrade, where it exactly came from, and ideally if you could give us some idea how much came from the Spanish business and how much of that was connected to market-driven prices, how much came from a potential upgrade to the Latin American business, as much as you can give us on that. The second question, in terms of Endesa’s Board support, can you give us some notion of whether you’ve had contact with them and what you’re feeling for, for their support is.

[inaudible]

WB I’m sorry. I, I, I missed the second question. Please, could you repeat that one?

KS The second question was about Board support from Endesa’s Board.

WB Ah, okay, okay, sorry, yeah. Let me start with the second one. We now hope, and I should say perhaps even expect that the Endesa Board will come up with a positive statement because they have made a positive statement already before in principle about our offer because it’s all in cash because we have promised to keep Endesa intact and we will run our southern European and Latin American business out of Madrid. So, they, they like the concept and now the final bit they have to add is the comment on the price and so since the price we have offered yesterday evening is at the upper end of the share price development over the last weeks, definitely fuelled by some element of speculation, I would expect that that has to be taken into account when the Endesa Board has to decide on, on, on its position and they will, as far as I know, have a board meeting next week and we expect their statement to come out soon thereafter. As I said, I hope for a positive one.

KB Marcus?

MS Just, just some highlights. I, I cannot give you the, sort of the, the, the break-up in, in terms of Spain and Latin America but what I can confirm here is that in particular with regard to Latin America, the, you know, our assessment here is, is up compared to where we started which is on the one hand driven by the fact that we had more time to, you know, analyse the situation but, secondly, it’s also clearly driven by the fact that we’ve seen a much stronger development there, in particular in Latin America as part of the Endesa performance in 2006. With regard to the Spanish business, I mean, we have always communicated we, we are doing a fundamental valuation here, i.e. we’ve sort of tried to model the entire Spanish business of Endesa based on, you know, the way we see the market develop, what we know about, you know, efficiency of the generation fleet, the distribution network, the retail business, and get, you know, more insight there. We also clearly have seen changes resulting from the fact that commodity prices have moved a bit. That is also factored into, into our valuation and all these points effectively have caused us to confirm the valuation range that we had in the past and then sort of the additional sort of new ingredient here, the synergy analysis, that was basically worked on in the last three and a half months, with, with, you know, quite some detail. I don’t know whether, you know, that answers your question in, in sufficient detail but, again, it’s not that we are, we are materially changing our stand-alone valuation for the business. There we’re still looking at a, you know, at, at a range that is similar to what we had in the past. Obviously we are a bit more comfortable now, also having seen the strong performance in 2006 but also just having a better understanding of the business.  And, and, again, you know, the additional ingredient that we see here is, is the improvement potential.

KS Thank you very much.

KB Thank you, Catharina. Next question, please.

L Thank you. Our next question comes from the line of Jose De La Rosa. Please go ahead with your question announcing your company name.

JD Good afternoon, gentlemen. It’s Jose De La Rosa from UBS. I have two questions. My first question is Endesa management has said they are considering offering a cash incentive for shareholders to attend the AGM. Would you consider this cash incentive as a dividend and hence adjust your offer for it or, or not? And my second question is regarding the synergies, just to confirm that these are on top of what Endesa plans already to obtain as efficiency gains. Thank you.

MS Okay. On question one, no, there will be no deduction in our offer price for any potential cash incentive. That is not a dividend. We only have an adjustment mechanism for dividends. On the second question, yes, this is on top of what, you know, we think the, the, the Endesa business will deliver on a stand-alone basis.

JD Thank you very much.

KB Thank you, Jose. Next one, please, Louisa.

L Thank you. Our next question comes from the line of Luis Amusategui. Please go ahead with your question announcing your company, company name.

KB Buenas tardes, Luis.

LA [laughs]. Buenas tardes. Good afternoon, everyone. I had a [inaudible] This is Luis Amusategui from Zisne Capital Madrid. I have a question, two question, in fact. First one, in relation to the flexibility of the conditionality of your offer, both in terms of the voting rights and the majority of shares, would you be considering reduce, I mean, increasing the flexibility of that and maybe accepting the offer even if there’s no removal of the by-laws or is there a scenario where you will say there’s no way we will definitely say no? Now, is there any scenario you can completely rule out at this point? The second one was in relation to the alternative disposals or potential share issues. Would you consider releasing more Endesa shares? Are you [inaudible]? Do you feel more comfortable with a listed Endesa or an unlisted Endesa? Could you elaborate a bit on that point?

WB I mean, first there is potentially the chance to remove those conditions but we are not intending to do so. We are clearly targeting for removal of the voting right limitations and we are also targeting for a majority in the company to be able to determine, together with Endesa management, its future and therefore no plan to change that. The second one was on ….

MS [inaudible] delisting of Endesa, there are no plans to do so.

LA But, but will you consider, you know, if, say, you have a level of acceptances of 90%, would you consider increasing [the level of] [inaudible] of Endesa and maybe stay with a 51, or 60% stake and leaving the rest in the market, just in the way [inaudible], for instance?

MS No, that is, that is not our plan.

LA Okay.

KB Thanks, Luis.

LA Thank you. Thank you very much.

KB Thanks. Next one, please, Louisa.

L Thank you. Our next question comes from the line of Ingo Becker. Please go ahead with your question announcing your company name.

KB Hello, Ingo.

IB Hello. Good afternoon. Two questions. On the [inaudible]. Just in case the deal fails, what would be your preferred path then, growing the ED of the group still by acquisitions or rather shrinking it by returning funds to shareholders or maybe a mix of both of them? And, secondly, on the valuation you, you put on Endesa. Did you include any views on CO2, mainly with regard to future expected allocation of allowances by the government and did you include any views on the post-2012 Kyoto period here?

WB Well, let me start with the first one which sounds like the question we know well, the plan B question. It’s a bit strange on a day like today that we have made an important step toward finalising the transaction to raise that question again but I, I can tell you that definitely we will work out to be successful in this transaction but we have always, as we said in previous meetings and, and conference calls, other projects in the pipeline where we will continue to invest our money to grow the business and develop our position. That goes for the extension into eastern Europe, including Russia, that includes the upstream business on the gas side where we have improved our position and intend to continue with that and it’s also the important business of L&G where we are moving forward step by step and trying to establish ourselves as an L&G player and thereby helping to secure supplies for Germany and Europe. And so those plans will continue but for the time being obviously our major target is Endesa and I think after the developments of the last few weeks, we can be more optimistic than before that we will be successful. Second question, on, on CO2 and whether that has been factored into our valuation, yes, in a sense one can say so but it was more a complex valuation exercise we did and we did not concentrate specifically on the impact of CO2.

MS We basically operate in, in, in the framework where we, you know, how we plan our own investments and, and there we, you know, we have sort of our view on, on how it is going to develop and we haven’t changed that just because we were looking at Endesa.

KB All right, Ingo?

IB Thank you.

KB Thank you. Next one, please.

L Thank you. Our next question comes from the line of Andreas Thielen. Please go ahead with your question announcing your company name.

KB Hello, Andreas.

AT Hi, good afternoon. It’s Andreas Tielen from MainFirst. Sorry. Firstly, on the synergies again, would you be able to say something about the cost related to achieve these synergies and also if there’s a chance to say something about the, the cost of the, of the entire deal as it obviously took quite a while and certainly significant costs were involved. And, secondly, is there any reason, from your knowledge that the CNMV could extend the one-month acceptance period? And, if I may, just one last thing. You already referred to the valuations from other brokers. Can you [inaudible]? I mean, apart from the net present value of the synergies, would you be able to say a word on where you see the difference in their valuation and your fair offer price? Thank you.

MS First of all, you know, on ... I, I think you’re referring to sort of one-time costs required to realise the synergies. Our answer to that is they are basically immaterial. Yeah?

AT Okay. Yeah.

MS The second, the, the cost of the entire deal in case it fails, we’re not looking at that scenario.

WB The CNMV, the, the third ... I mean, you… Basically you asked four questions. The CNMV, whether they can extend the period, I think they, they, they can in principle [inaudible].

KB Yeah.

WB…and we have to see how things are unfolding as far as the special shareholder meeting is concerned which, as I mentioned in my statement, is now required to lift those voting right restrictions and other elements of the by-laws but according to our current schedule we expect the shareholder meeting to take place in the second half of March and the expiration of the tender period by the end of March so that we at, at the current moment expect completion of the transaction in early April. Valuation of brokers was the first, the, the, the last one. Where, where’s the gap coming from their valuation and our valuation? Do you want to comment on that, Marcus?

MS Well, I mean, again, we, we have done sort of a, a, a bottom-up fundamental valuation where we look at the projections for a long period. I must say I haven’t sort of reviewed every single broker valuation. I, I just see sort of the, the headline numbers there. I’m pretty sure that there is a, you know, a difference in, in approach, how we’ve tackled it and how, you know, a broker would, would normally tackle it. I, I think, you know, that’s, that’s primarily the, the difference that might [inaudible] It might be there on a stand-alone basis and, and don’t forget, you know, our offer price is, is based looking at, you know, the stand-alone value and then, yes, of course, there’s also, you know, some part of the synergies that we have thrown in here.

AT Okay. Thank you.

KB Thank you, Andreas.

AT I apologise for the number of questions. I will restrict myself to one in the next three calls. Thank you.

KB [laughs]. All right. Thanks, Andreas. Thanks, Andreas. Okay. Next one, please, Louisa.

L Thank you. Our next question comes from the line of Christopher Kuplent. Please go ahead with your question announcing your company name.

KB Hi, Chris.

CK Hi, there. Good afternoon. It’s Chris here at Credit Suisse.

KB Hello.

CK I’ve just got one question left. Obviously now that you are, well, very close to gearing up your balance sheet and creating a, trying to create a, a significant tax shield, I just want to know whether you do have any concerns or potential measures against the planned German tax reform and the potential restrictions on tax deductibility of interest costs.

MS Well, we have no plans against that. I think we will continue with what the company has always done, i.e. whatever the, the, the then prevailing, you know, tax legislations in the different markets that we’re operating in are, you know, we will have to work around this or with, with, with those and try to find the best solution. I mean, I [inaudible]. Again, I, I am not in a position here to speculate now on, you know, what might or might not be then possible under a law that is not yet fixed.

CK Okay. So, you, you are not at this point significantly concerned.

MS No, we are not.

CK Thanks.

KB Thanks, Chris. Next question, please.

L Thank you. Our next question comes from the line of Chris Rogers. Please go ahead with your question announcing your company name.

KB Oh, Chris, you forgot, huh?

CR Yeah. No, I’m only allowed two at a time, so I thought I’ll have a, have another crack.

KB Thanks, Chris.

CR All right. Well, you, you were kind enough to mention that debt would, would see you covered for about 60 to 70% of the, of the deal consideration. You also mentioned you consider up to 10% of your own equity. I presume you, you, you don’t rule out things like hybrid which, I guess, is, is around about €7 billion also at the current market capitalisation. Does that imply that you see maybe €10 billion or so of disposals? The second thing is just to clarify the point about flexibility. Would you definitely walk away from this if you do not get your 50% threshold or would you have another think if you got less than 50% acceptances? Thanks.

WB Well, I think on, on the second question, we’ll, we’ll cross that bridge when it’s the time to, to do it and I don’t want to speculate on any potential decision we might take. On the first one, Marcus?

MS Yeah. I mean, again, the same. Look, I’ve already given you at least some indication there. Give us until sort of early April when we then have the outcome of this, of this exercise and then we will inform the market about what exactly our game plan is.

CR Okay. That’s fantastic. Thanks, guys.

KB Thanks, Chris. Next one, please.

L Thank you. Our next question comes from the line of Adrian Fourcade. Please go ahead with your question announcing your company name.

AF Hi, good afternoon, Adrian Fourcade from Deutsche Bank Credit Derivatives.

KB Hi, Adrian.

AF Hi. I have two questions. The first one, from conversations with rating agencies, how much time would they give you to reach their required ratios? Would it be from year one, year two, year three? Second question, in order to change the by-laws at Endesa, will you need 50% of the total shares or 50% of the total shares minus the non-voting shares of Acciona because I understand that there’s a debate around that.

MS Well, on the two questions, the second question first. We need 50% of the share capital. Okay?

AF Okay.

MS Of the share capital which includes also any shares Acciona owns. On the first question, again this is something that we will discuss in detail early April with the rating agencies but, you know, on a, you know, in, in, in other scenarios and also based on conversations we’ve had in the past, we are probably looking at a, you know, 12 to 18-month time period.

AF Thank you very much.

KB Thank you, Adrian. Next question, Louisa, please.

L Thank you. Our next question comes from the line of Raphael Kain. Please go ahead with your question announcing your company name.

KB Hi, Raphael.

RK Good afternoon. Raphael Kain from Trafalgar Asset Managers. Two questions. Number one, could you tell us if you are allowed to buy Endesa shares in the market starting Monday if you wanted to and, secondly, assuming you do get to less than 50% acceptance, when could you make another offer, please?

MS First, we are not allowed to buy Endesa shares as before, this has not changed, and the second one, if, if [inaudible].

RK If you don’t get 50%, you [inaudible].

MS Well, if, if we decided to walk away from the transaction, we will be blocked for six months but since we are not planning to do so that is more hypothetical, quite frankly. Well, what is [inaudible]?

KB What is the question?

MS The question was if, if, if the conditions are not met. Sorry. If the… Basically if the deal share conditions are not met, then we are blocked for six months.

RK Okay.

KB Is this, is that fair?

RK Sorry. Yeah. On, on the second one, if you decided to waive the 50% condition, let’s say you get 45.

WB Yeah.

RK…and you’re happy with that, when, when would you be able to make a new offer to get to above 50 or 50, for example, if you wanted to?

WB I mean, this is. Again, we’ve, we have answered this before. We will maintain our conditions, as we said before, but what is possible, under Spanish law, that you can buy up to 6% per year after the completion of the transaction. So, if we fail to get 50%, there is still an opportunity to buy more and thereby get a majority but this is the case we’re not targeting for right now.

RK All right. Thank you.

KB Thank you, Raphael. Next question, please.

L Thank you. Our next question comes from the line of Pierre Di Maria. Please go ahead with your question announcing your company name.

KB Hi. Hi, Pierre.

PD All my question have been answered. Thank you.

KB Thank you, Pierre.

WB Okay.

KB Next one, please.

L Thank you. Our next question comes from the line of Roland Vetter. Please go ahead with your question announcing your company name.

KB Roland?

RV Good afternoon. It’s Roland…

KB Good afternoon.

RV From Egerton Capital. Did I understand you right, that you said you will also consider changing the dividend policy to finance the deal and, if yes, could you give a bit more detail? Should we expect to have some like cut-off dividend, let’s say, to 40%. And the second question is on South America. Do you think it makes sense for E.ON to keep the South American business? I can understand the European business. If you are integrated players there are some synergies. In South America you’ve become like a global utilities conglomerate. Do you want to be that?

MS I mean, on the, on the dividends, as Wulf said in his introductory remarks, we remain committed to our dividend policy also for the combined group. The second one I think Wulf will…

WB As far as Latin America is concerned, that is indeed for us a step into a new market, a new continent, but from what we have seen so far, it is an attractive business and Endesa has managed to restructure the business in such a way that it, that it is now delivering the results and therefore it would be wrong, in our view, to consider divesting from that position but what we would do as a normal course of good practice we would definitely go together with the Endesa management in detail, country by country, through the business position, the strategic options and the prospect in, in the Latin American countries to see where we could perhaps build the business and what the situation is in those countries where they operate. But that we will do after a success, successful transaction.

KB Sorry, Louisa, we have five minutes left for the last few questions, please. So, if you can hurry up with a last question, we have five minutes left. So…

L Thank you. Our next question comes from the line of Raimundo Fernández Cuesta. Please go ahead with your question.

KB Thank you.

RF Hi, good morning…

KB Hi.

RF or good afternoon. Hello.

KB Good afternoon.

RF I just wanted to ask you a question. This has certainly been a very difficult process, very long, lots of obstacles along the way and you’re getting very close to, to the end of it. And there are still a few risks, in my view, left. You need to convince Caja Madrid, you have a shareholder with 21%, Acciona which has been arguing that this company’s worth more than 45, you still need to convince the Board of Endesa and the shareholders. So, I was just wondering yesterday, when I saw the price of 38.75, why didn’t you go, as my former boss, Francois Gilles, used to call it, the nuclear option, i.e. press the button and go for €40 and wipe all the competition, all the risks, minimise them. So, why to go for, for that 38.75 which I think some, some would have felt it, it doesn’t guarantee a 100% of your success? Thank you.

WB Well, you can imagine that we had to take a very difficult decision yesterday and we had to take into account a number of aspects. We had to take into account the ones you mentioned. We had to hook them up with a, an attractive offer for the Endesa shareholders but we, of course, at the same time, also had to take into account the views of our own shareholders and we therefore had to strike the right balance between those two poles and I think what, frankly, that we have taken a decision which should be sufficient to make sure that the, the transaction will take place and that the Endesa shareholders will accept our offer. We may not be able to convince Acciona immediately but, as they have said in public, if they can’t get control over the company, they will probably sell their shares to us. That we will have to see in the, in the upcoming process but I think, as I said in my statement, I think our offer is very attractive. It is 100% higher than the undisturbed share price of Endesa before Gas Natural made its first offer in September 2005. It’s above broker average target prices. It is in line with the share price development of the last few days for the Endesa shares and therefore it should be attractive for all the shareholders.

RF Thank you.

KB Thank you. Yes, we’ll take the last question, please.

L Thank you. Our last question comes from the line of Indira Kaliaskarova. Please go ahead with your question. Your line is now open.

IC Thanks.

KB Hi.

IK Good afternoon. I’ve just got a quick question. So far you’ve talked about operation of synergies. Should we expect an update on capital expenditure synergies going forward such as rationalisation of certain investments and optimisation in your capital investments going forward?

KB Marcus.

MS Yeah.

IK And just a quick question on the second one. You said that you’re targeting 3% earnings in-house and then going forward on a combined entity basis but we should expect some asset diversifications as well if, you know, certain criteria are not met and you, you go for, you know, you go for this option. Does 3%, still after this asset diversification, because we should expect some earnings dilution going forward.

MS I think. Let me, let me tackle both questions and go to the, the second one first. I think there, there was an misunderstanding. The 3% we mentioned in the context of, you know, how, how big is the synergy number we’re quoting in the context of our total EBITDA which is, you know, roughly speaking, around 20 billion. If we… And, and then, if you put the 600 in context to that, that is 3%. It’s nothing to do with our earnings going forward. Ja? So, you should avoid misunderstanding there. And then on the first question with regard to capex synergies. As we have stated, you know, we remain committed to both our own as well as the Endesa capex programme. Clearly what we will do, which is what we have not done yet, is we will see whether, you know, in particular when it comes to purchasing equipment, whether there are certain benefits from, you know, just combining the, the, the two programmes. We have not yet had a chance to review this. There might be some additional potential but it’s not yet factored into our analysis.

IK Okay. Thank you.

KB Thank you. I guess, Louisa, thank you, that concludes our conference call and we’d like to thank you again for joining us on a Saturday and if you have further questions, I guess we’re all available to you today and also on, starting Monday and so on but you are welcome to call any time you want to. Again, on behalf of Wulf, would you like to?

WB Yeah. On behalf of all of us here, thank you very much for having joined us to this conference call today and appreciate your, your effort to do it on a Saturday. Have a good rest of the weekend and take care and we’ll see you in the near future. Thank you.

KB Thank you. Louisa, that concludes our conference call.

L Thank you. Ladies and gentlemen, thank you for your participation. This concludes today’s conference. You may now disconnect your lines. Thank you.